VIA EDGAR AND EMAIL

November 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Stertzel

Re:	Helio Corp /FL/

Draft Registration Statement on Form S-1

Submitted September 13, 2024

CIK No. 0001953988

On behalf of Helio Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 10, 2024, relating to the above-referenced Draft Registration Statement on Form S-1 (the “DRS”). This letter and a confidentially submitted revised version of the Registration Statement (the “Amendment No. 1”) are being submitted with the Commission via EDGAR concurrently. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of Amendment No. 1 marked to indicate changes from the DRS confidentially submitted on September 13, 2024. In addition to addressing the comments raised by the Staff in its letter, we have revised the Registration Statement to update other disclosures.

Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. Except for page references appearing in the headings and Staff comments below (which are references to the DRS submitted on September 13, 2024), the page references in our responses are to pages in Amendment No. 1.

The Company is omitting, in reliance on Question 101.04 of the Securities Act Forms Compliance and Disclosure Interpretations, interim financial statements for the nine months ended July 31, 2024 based on the Company’s reasonable belief that such omitted period will not be required to be included separately in the filing at the time of the offering.

Draft Registration Statement on Form S-1 submitted September 13, 2024

Prospectus Summary, page 1

Comment 1: Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. As an example only, you highlight your competitive advantages, growth strategy and investment highlights without equally prominent disclosure regarding your weaknesses.

Response: In response to the Staff’s comment, we have revised our disclosures in Amendment No. 1, as follows: (i) in the “Prospectus Summary” section, we have added an “Our Challenges” section on page 6, regarding challenges to and/or weaknesses of our business and operations, and we have supplemented our Risk Factor Summary on page 7; and (ii) in the “Risk Factors” section beginning on page 13, we have added disclosures regarding “Risks Relating to the Company’s Business and Industry” and have added additional risk factors.

Management's Discussion and Analysis of Financial Condition and Results of Operation,

Comment 2: Please discuss whether inflationary pressures or supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: We respectfully advise the Staff that, to date, our results of operations and capital resources have not been materially impacted by inflationary pressures or supply chain disruptions and, currently, we do not believe that our near-term business outlook or business goals are materially affected by these factors. As disclosed in the DRS, we currently generate revenue mainly from project-based customer contracts payable on a milestone or fixed-price basis and source necessary components from third-party vendors based on customer specifications and requirements.

Description of Business, page 34

Comment 3: Please revise to include a description of your manufacturing process, and if material, discuss the sources and availability of raw materials and the names of your principal suppliers. Refer to Item 101(h)(4) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised our disclosures in the “Description of Business” section on page 37 in Amendment No. 1.

Comment 4: We note your disclosure on page 12 that one of your customers accounted for 33.7% of the company's outstanding receivables as of the year ended October 31, 2023. Please disclose whether and to what extent you rely on a single or limited number of customers, and if required, file any material agreements with such customer as exhibits to your registration statement.

Response: In response to the Staff’s comment, we have revised our disclosures in the “Description of Business” section on page 37 in Amendment No. 1, and we will continue to update the Exhibit Index to include any material agreements.

Security Ownership of Management and Certain Securityholders, page 49

Comment 5: Please disclose the address of each beneficial owner included in the table in this section. Refer to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, we have included the address for the beneficial owners listed in the table on page 50 in Amendment No. 1.

Heliospace Corporation Notes to the Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-7

Comment 6: We note your revenue recognition policy on page F-7; however, we do not believe the information meets the disclosure objective of ASC 606-10-50 to provide sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. In this regard, please expand to disclose the nature of your products and services provided to contracts with customers for each of your revenue categories on page F-4, whether revenue is recognized either at a point in time, such as upon delivery or shipment of the finished product or upon customer acceptance, or over time as the services are performed or satisfied over the contract period. Discuss whether your contracts contain single or multiple performance obligations and whether they are distinct, and how they are satisfied in recognizing revenue and allocating the transaction price. Refer to the disclosure requirements in ASC 606-10- 50.

Response: In response to the Staff’s comment, we have revised our disclosures in Note 2: Summary of Significant Accounting Policies – Revenue Recognition” on page F-8 in Amendment No. 1.

Item 15. Recent Sales of Unregistered Securities, page II-1

Comment 7: We note your issuance of an aggregate of $1,000,000 in convertible notes. If required, please revise to disclose these transactions in this section, including the exemption from registration claimed.

Response: In response to the Staff’s comment, we have revised our disclosures in “Item 15: Recent Sales of Unregistered Securities” on page II-1 in Amendment No. 1, accordingly.

Signatures, page II-4

Comment 8: Please revise to provide the information required by Instruction 1 to Signatures of Form S-1.

Response: In response to the Staff’s comment, we have revised our disclosures in the “Signatures” and “Power of Attorney” sections on page II-4 in Amendment No. 1 and will supplement the signatures to identify the principal financial officer prior to the public filing of the registration statement.

HELIO CORPORATION

/s/ Gregory T. Delory
Gregory T. Delory
Chief Executive Officer

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